UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
NOVEMBER 8, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Alpha & Omega Semiconductor Limited

File No. 333-165823 and 001-34717- CF#30280

Alpha & Omega Semiconductor Limited submitted an application under Rule 406 and Rule 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form F-1 filed on March 31, 2010, as amended, Form 20-F filed on September 2, 2010 and Form 10-K filed on September 9, 2011.

Based on representations by Alpha & Omega Semiconductor Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.8	F-1	March 31, 2010, as amended	through July 27, 2014
4.18	20-F	September 2, 2010	through July 27, 2014
10.15	10-K	September 9, 2011	through July 27, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary